News Release

Burcon Outlines In-Person AGM Venue Details, New Provincial Public Health Order Vaccine Requirements

Vancouver, British Columbia, September 9, 2021 -- Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of clean-label, plant-based proteins for foods and beverages, today announced that in accordance with the new Public Health Order ("PHO") guidance issued by the province of British Columbia, Burcon's in-person Annual and Special Meeting of shareholders ("AGM"), scheduled to take place at The Westin Bayshore Hotel in Vancouver on September 15, 2021, will require all attendees to provide proof of vaccination status.  In addition, the new PHO guidelines require masks to be worn in indoor public settings when not seated.

To adhere to the new PHO guidelines regarding allowable seating capacity for an event, Burcon's AGM has also been moved from the Marine Room to the larger Salon E Room, located on the main level of The Westin Bayshore Hotel's conference centre.

Attendees should note the following:

  Masks are REQUIRED in indoor public settings for all guests 12 and older when NOT

SEATED.  Masks are REQUIRED when moving around the event space, going to the food/beverage stations, or any of the hotel's public areas (lobby, washrooms, elevators, restaurants, pool, etc).

  Proof of Vaccination will be required to attend the AGM. Attendees visiting from outside of BC are also required to show proof of vaccination.

For more information on BC's new PHO guidelines and/or to obtain your BC Vaccine Card, please visit - Proof of vaccination - Province of British Columbia (gov.bc.ca)

Details for Burcon's 2021 Annual and Special Meeting:

Date: September 15, 2021

Time: 10:00am PT

Location: Salon E Room, The Westin Bayshore Hotel - 1601 Bayshore Drive, Vancouver, BC

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of clean-label, plant-based proteins for foods and beverages. With over 290 issued patents and 200 additional patent applications developed over a span of more than 20 years, Burcon has grown an extensive portfolio of composition, application and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has built a state-of-the-art protein production facility in Manitoba, Canada to produce, under licence, Burcon's novel pea and canola protein ingredients. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations adverse general economic, market or business conditions; regulatory changes; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM